

December 12, 2013

Via E-mail
Mr. John A. Garilli
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114

> **Re: Winthrop Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-06249**

Dear Mr. Garilli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business

Assets, page 7

1.   In future Exchange Act periodic reports, please clarify what you consider to be Class A properties and Class B properties. For example, please explain why the building in Cerritos is considered a Class B office building.

2.   In future Exchange Act periodic reports, to the extent you engage in development projects or the redevelopment of your properties, and to the extent such development or redevelopment is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

<u>Loan Assets, page 10</u>

3.   We note your response to comments 1 and 2 in your letter dated August 9, 2011. In light of the disclosures made on page 101 of your filing, please update your Loan Asset chart in future filings to provide the weighted average borrowing costs for all loan assets which you have financed and indicate the ratio of loan principal (debt) to loan asset (receivable).

<u>Item 2. Properties</u>

<u>Lease Expirations, page 31</u>

4.   In future Exchange Act periodic reports, please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37</u>

<u>Comparison 2012 and 2011, page 45</u>

5.   We note that you have recognized about $2.5 million in operating property impairments during 2012 related to properties where your assumptions related to holding periods have changed. We also noted that occupancy levels shown on pages 27 to 30 include two office properties with percentage leased rates of 50% and 1% for River City/Marc Realty and Lisle, IL, respectively. Please summarize how your impairment testing addressed these low occupancy rate properties.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations and Comprehensive Income (Loss), page 62</u>

6.   In future filings, on the Consolidated Statements of Operations and Comprehensive Income (Loss) please re-title your EPS line items for Net income attributable to Winthrop Realty Trust to be Net income attributable to common shares. Further, within your Selected Financial Data please re-title Net income (loss) to be Net income (loss) attributable to Winthrop Realty Trust.

<u>Notes to Consolidated Financial Statements, page 67</u>

<u>4. Acquisition, Disposition, Leasing and Financing Activities, page 79</u>

<u>Operating Properties, page 79</u>

<u>Operating Properties – Acquisition Activities, page 79</u>

<u>Cerritos, page 80</u>

7.   We note you assumed a $23,000,000 non-recourse A Note and a $14,500,000 non-recourse B Note in conjunction with your acquisition of the property in Cerritos. Your summary of your allocation of the aggregate purchase price appears to only account for debt assumed of $23,000,000. Please tell us how you accounted for the $14,500,000 non-recourse B Note.

Houston, Texas Operating Property – Non-Controlling Interest, page 82

8.   We note your disclosure that Westheimer is a consolidated entity and that you increased your ownership in Westheimer from 8% to 30% with a tender offering conducted in the fourth quarter of 2012. Please tell us whether or not Westheimer was a consolidated entity prior to the tender offer which you conducted and discuss the basis for your decision to consolidate Westheimer.

8. Equity Investments, page 93

9.   We note that you have reflected a 60.9% ownership interest in 701 7th WRT Investors LLC and a 66.67% ownership interest in both Concord and CDH CDO. Please tell us how you determined that it was appropriate to account for your interest in these entities as equity investments.

Signatures, page 118

10.   We note that the company did not identify the principal accounting officer in the signature section. Please advise who serves in this capacity. Please refer to General Instruction D to Form 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 21

Share Options/Grants

11.   We note your disclosure that you issued shares to Michael Ashner and Carolyn Tiffany. In future Exchange Act periodic reports, to the extent you provide compensation to your named executive officers, please confirm that you will provide the disclosure required by Item 402 of Regulation S-K.

        We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant